Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

April 13, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Barbara C. Jacobs
Jan Woo
Jeff Kauten
Joyce Sweeney
Craig Wilson

Re:    Endava Limited
Draft Registration Statement on Form F-1
Submitted March 8, 2018
CIK No. 0001656081
Ladies and Gentlemen:
On behalf of our client, Endava Limited (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 4, 2018 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR such revised Draft Registration Statement (the “Amended Draft Registration Statement”). We are sending the Staff a hard copy of this letter, the supplemental materials referenced herein and the Amended Draft Registration Statement, including a version of the Amended Draft Registration Statement that is marked to show changes to the Draft Registration Statement.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Amended Draft Registration Statement.
Prospectus Summary
Selected Risks Affecting Our Business, page 5

1.
Please disclose the percentage of voting power that will be held by the holders of the Class B shares and the amount of voting control that Mr. Cotterell will hold after the offering. State whether the company will be a “controlled company” under the definition of the applicable stock exchange.

April 13, 2018

Response to Comment 1:
In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amended Draft Registration Statement.
Corporate Reorganization, page 6

2.
Your statement that Endava Limited’s existing shareholders will be required to exchange each of the ordinary shares held by them for the same number and class of newly issued Class B ordinary shares appears to be inconsistent with the disclosure on page 106 which suggests that some shares will be converted into Class A ordinary shares. Please advise or revise.

Response to Comment 2:
In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that it is in the process of finalizing the proposed corporate reorganization and will further revise the disclosure related to the Company’s post-initial public offering capital structure in a subsequent amendment to the Amended Draft Registration Statement.
Non-IFRS Measures and Other Management Metrics, page 11

3.
Free cash flow is a liquidity measure that you have characterized as a measure of core operating performance similar to the use of your Adjusted PBT Margin. Please revise throughout the filing to characterize the measure as one of liquidity. See the Division’s Non-GAAP Compliance & Disclosure Interpretations, Question 102.07.

Response to Comment 3:
In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 63 of the Amended Draft Registration Statement.
Risk Factors
Risks Related to Our Business and Industry
We are dependent on our largest clients, page 14

4.
We note that your largest client accounted for 13% of your total revenue for the year ended June 30, 2017. Please discuss the material terms of any agreements with this client, including any minimum spending requirements or termination provisions to the extent that they are different from the general termination provisions for your other clients disclosed on page 15.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

April 13, 2018

Response to Comment 4:
The Company respectfully advises the Staff that it will disclose the material terms of its agreements with this client in a subsequent amendment to the Amended Draft Registration Statement.

5.
We note that you granted an option to a third-party to acquire a “captive Romanian subsidiary” that you created and staffed and, if the option is exercised, you would immediately lose future revenue from this subsidiary. Please disclose the percentage of total revenue represented by the Romanian subsidiary described in this risk factor and the purchase price associated with the option to acquire this entity. Also, file the agreement as an exhibit.

Response to Comment 5:
In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 88 of the Amended Draft Registration Statement. As disclosed in the Amended Draft Registration Statement, the captive Romanian subsidiary contributed 1.5% of the Company’s revenue in the fiscal year ended June 30, 2017. Further, as disclosed in the Amended Draft Registration Statement, the potential option exercise price will in no event exceed £6.0 million and the option may be exercised no earlier than September 2019, which is anticipated to be after completion of the Company’s initial public offering. Accordingly, the Company is not substantially dependent on revenue generated from the captive Romanian subsidiary nor does the Company anticipate that the proceeds from any option exercise would be material to the Company’s post-initial public offering cash and cash equivalents or total assets, or to the valuation of the Company. As a result, the Company does not believe the Option and Transfer Agreement Relating to Shares of Endava Technology S.R.L, dated November 22, 2016, is material to the Company in accordance with Item 601(b)(10) of Regulation S-K and, therefore, the Company does not believe that it is required to file such agreement as an exhibit to the Amended Draft Registration Statement.
We face risks associated with having a long selling and implementation cycle. . . ,” page 22

6.	Please disclose the average length of your selling cycle and the average increase in your selling cycle for large contracts. Also, clarify your reference to larger projects.
Response to Comment 6:
In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that it has only on occasion experienced a prolonged selling cycle in the past; however, the risk of a long selling cycle may be material in the future as the Company seeks to expand its engagements with larger clients, namely clients from whom the Company expects to generate £1.0 million or more of revenue in any fiscal year. Further, the Company does not as a general matter track its selling cycle and, therefore, is not in a position to accurately disclose the average selling cycle across all clients or for larger projects.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

April 13, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 57

7.
We note your statement that, on average, 91.2% of your revenue each fiscal year came from clients who purchased services from you during the prior fiscal year. To the extent material, please disclose this measure for each of the periods presented.

Response to Comment 7:
The Company respectfully advises the Staff that the measure is materially consistent for each of the periods presented and, therefore, the Company has not revised the disclosure in the Amended Draft Registration Statement.
Key Factors Affecting Our Performance, page 59

8.	Please clarify whether your clients’ minimum spend is measured on an annual basis or over the term of the agreement.
Response to Comment 8:
In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 82 of the Amended Draft Registration Statement.
Results of Operations
Comparisons of the Years Ended June 30, 2015, 2016 and 2017, page 65

9.
Please revise to provide more insight into the underlying business drivers or conditions that contributed to the increase of your revenues in fiscal 2016 and 2017. For example, specify the portion of the revenue increase attributable to new clients compared to an increase in spending by existing clients. See Item 5.A of Form 20-F and Section III.D of SEC Release 33-6835.

Response to Comment 9:
The Company respectfully advises the Staff that the disclosure contained in both the Draft Registration Statement and the Amended Draft Registration Statement includes the revenue breakdown among new and existing clients, as well as the distribution of revenue across geographies and industry verticals, which the Company believes satisfies the requirements of Item 5.A of Form 20-F and Section III.D of SEC Release 33-6835. Further, the Company has disclosed that the substantial majority of its revenue was generated from existing clients and, accordingly, does not believe that a further breakdown of the increase in revenue attributable to new versus existing clients would be material to investors.
Cost of Sales, page 66

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

April 13, 2018

10.
Please revise to quantify the impact of currency fluctuations for the periods presented. We note that you do not provide quantification of the impact of currency fluctuations in your disclosure regarding cost of sales for fiscal 2017 compared to fiscal 2016, but attribute the decrease in gross margin primarily to the weakening of the British Pound relative to the Euro and U.S. Dollar. We note similar concern with disclosure related to selling, general, and administrative expenses. Refer to Item 5.A.3 of Form 20-F.

Response to Comment 10:
The Company respectfully advises the Staff that it does not possess the historical information required to quantify the impact of currency fluctuations for each of the periods presented.
Business
Our Competitive Strengths, page 79

11.	You state that you are one of the leading employers of IT professionals in certain regions in which you operate. Please disclose the regions in which you are considered a leader.
Response to Comment 11:
In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 81 and 90 of the Amended Draft Registration Statement.
Our Strategy, page 80

12.
We note your disclosure that you are highly focused on remaining at the forefront of emerging technology trends such as blockchain and that you have “developed next-generation technology solutions such as blockchain payment gateways.” Please explain the nature and purpose of blockchain in the context of your business, and discuss any significant challenges and risks with regard to its implementation and accessibility.

Response to Comment 12:
The Company respectfully advises the Staff that blockchain is one of a number of next-generation technologies with which the Company has expertise and that revenue from blockchain-related projects has not been material to date.  While the Company seeks to be well positioned to capitalize on the emergence of blockchain, the Company does not believe that its future revenue or growth is materially dependent on blockchain.  Therefore, the Company respectfully submits that it does not believe that it is exposed to material challenges or risks with respect to blockchain’s implementation or accessibility.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

April 13, 2018

Principal Shareholders, page 103

13.
You state that your principal shareholders are those who beneficially own more than 5% of your ordinary shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise accordingly. To the extent there are principal shareholders who beneficially own 5% of your ordinary shares and who are not currently disclosed, please revise to include them.

Response to Comment 13:
In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Amended Draft Registration Statement.

14.
Please expand your disclosure on page 105 to disclose whether there has been any significant change in the percent ownership held by any of your major shareholders in the past three years. See Item 7.A of Form 20-F.

Response to Comment 14:
In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Amended Draft Registration Statement.
Description of Share Capital and Articles of Association, page 106

15.
You state in the risk factors on page 39 that future transfers by holders of Class B ordinary shares will generally result in the conversion to Class A ordinary shares on a one-to-one basis, subject to limited exceptions. Please provide a materially complete discussion of the conversion terms of the Class B ordinary shares and the exceptions to the conversion terms in this section.

Response to Comment 15:
The Company respectfully advises the Staff that it is in the process of finalizing the proposed corporate reorganization and will further revise the disclosure related to the Company’s post-initial public offering capital structure in a subsequent amendment to the Amended Draft Registration Statement.
Endava Limited Consolidated Financial Statements
Consolidated Statement of Comprehensive Income, page F-3

16.
Please revise to separately present revenues related to managed services contracts or advise. In this regard, we note that managed services revenues pattern of revenue recognition differs from your other service contracts. Refer to paragraph 35 of IAS 18 and paragraph 85 of IAS 1.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

April 13, 2018

Response to Comment 16:
The Company respectfully advises the Staff that all of the Company's revenue constitutes a single category of revenue related to the provision of IT services. Accordingly, no separate disclosure is required of managed services revenue pursuant to IAS18.35b(ii). In accordance with IAS18.35a, the Company has separately disclosed its revenue recognition policies related to time-and-materials based contracts, fixed-price contracts and managed service contracts. With respect to IAS1.85, the Company further respectfully advises the Staff that it does not disaggregate revenue by contract type for the purposes of internally measuring or monitoring the Company’s performance as all revenue relates to the provision of IT services. Therefore, the Company does not believe that separate presentation of managed services revenue is material to an understanding of the Company’s financial performance, and accordingly does not believe that any separate disclosure is required under IAS1.85.

17.
We note your disclosure on page 64 that share-based compensation expense is not included in cost of sales. Please provide us with an analysis that supports the presentation of share-based payment costs related to your cost of sales functional expense with your selling, general and administrative expenses. Similarly address the exclusion of depreciation and amortization expense from cost of sales. Please address paragraphs 15 and 29 of IAS 1 in your response.

Response to Comment 17:
The Company respectfully advises the Staff that it believes that its presentation of all share-based compensation and depreciation and amortization expense within selling, general and administrative expense is consistent with the requirements of IAS1.
The Company has consistently applied a policy of only allocating to cost of sales expenses that are deemed to be directly related to the generation of revenue. The Company respectfully submits that, in the context of its business, share-based compensation and depreciation and amortization expense are generally more fixed in nature and attenuated from the generation of revenue.  More specifically, neither share-based compensation or depreciation and amortization are allocated to client projects, but are rather viewed as corporate costs more similar to other selling, general and administrative expenses. Further, with respect to depreciation specifically, the underlying assets being depreciated are generally shared corporate assets that are not readily identifiable to the cost of sales function. As such, the Company believes that the presentation complies with the requirements of IAS 1.15 to present fairly the Company’s financial position and performance and faithfully represent transactions in accordance with the definition of expenses set out in the Conceptual Framework for Financial Reporting 2018.
In addition, the Company respectfully submits that neither share-based compensation nor depreciation and amortization expense is material relative to overall cost of sales, or to the Company’s business taken as a whole, for the periods

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

April 13, 2018

presented. For example, for the 2017 fiscal year, share-based compensation expense related to cost of sales personnel represented less than 1% of cost of sales, while depreciation and amortization expense (exclusive of amortization of acquired intangible assets) represented less than 3% of cost of sales. Accordingly, the Company believes that the presentation complies with the requirements of IAS1.29, as neither share-based compensation nor depreciation and amortization expense represents a material class of similar items.
Further, for the benefit of investors, the Company has disclosed in both the Draft Registration Statement and the Amended Draft Registration Statement the breakdown of share-based compensation expense among cost of sales personnel and selling, general and administrative personnel, respectively, as well as the amount of depreciation and amortization expense included within selling, general and administrative expense.
Notes 3. Significant Accounting Policies
15. Revenue, page F-15

18.
Please revise disclose the nature of the service level commitments related to your managed service contracts and the impact on your revenue recognition. We note your disclosure on page 23 that you may be required to pay liquidated damages if unable to maintain agreed-upon service levels. Refer to paragraph 21 of IAS 18.

Response to Comment 18:
In response to the Staff’s comment, the Company proposes to revise the referenced disclosure in a subsequent amendment to the Amended Draft Registration Statement by replacing the last paragraph of Section 15 of Note 3 as follows:
"Certain of the Group’s managed service contracts contain service-level commitments regarding availability, responsiveness, security, incident response and/or fulfillment of service and change requests. To the extent the Group has material uncertainty regarding its ability to comply with a service-level commitment, recognition of revenue related to the applicable contract would be deferred until the uncertainty is resolved and revenue recognized would be restricted to the extent of any provision made for potential damages or service-level credits. Further, to the extent the Group believes that it is probable that an outflow of resources may be required to address non-compliance with a service-level commitment, a provision would be made to cover the expected cost. In each of the years ended 30 June 2016 and 2017, there was no material delay in the recognition of revenue under any managed service contract nor any provision made for non-compliance with service-level commitments.
With respect to all types of contracts, revenue is only recognized when (i) the amount of revenue can be recognized reliably, (ii) it is probable that there will be a flow of economic benefits and (iii) any costs incurred are expected to be recoverable. Anticipated profit margins on contracts is reviewed monthly by the Group and,

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

April 13, 2018

should it be deemed probable that a contract will be unprofitable, any foreseeable loss would be immediately recognized in full and provision would be made to cover the lower of the cost of fulfilling the contact and the cost of exiting the contract."
The Company respectfully advises the Staff that although breaches of service-level commitments may give the applicable client the right to liquidated damages or to terminate the applicable contract, the Company has not historically experienced material breaches of service-level commitments that have materially impacted the Company's revenue recognition with respect to managed services contracts.

19.
In your risk factor disclosure on page 16 you describe the risk that fixed-price or managed service contracts could be unprofitable. Please revise to disclose your policy related to unprofitable contracts. Refer to paragraphs 20 through 28, and 36 of IAS 18 and paragraph 36 of IAS 11.

Response to Comment 19:
In response to the Staff’s comment, the Company proposes to revise the referenced disclosure in a subsequent amendment to the Amended Draft Registration Statement as noted in the Company's response to Comment 18 above. The Company respectfully advises the Staff that unprofitable contracts have not historically had a material impact on the Company’s results of operations.
Note 30. Share Options, page F-37

20.
You disclose that employees are entitled to a cash payment if there is a growth in value of the shares held in the Joint Share Ownership Plan (“JSOP”). Please revise to further describe the Trigger Events and the Trustee’s option to acquire the beneficial interest belonging to the participant by transferring shares or paying cash as disclosed on page 97. In addition, describe your consideration of the accounting treatment for the JSOP upon completion of this offering. Refer to paragraphs 41 through 43 of IFRS 2.

Response to Comment 20:
In response to the Staff’s comment, the Company proposes to revise the referenced disclosure in a subsequent amendment to the Amended Draft Registration Statement by replacing the third paragraph of Note 30 and inserting the following:
"Certain of the Group’s employees have entered into a Joint Share Ownership Plan (“JSOP”) with the Endava Limited Guernsey Employee Benefit Trust (“the EBT”), where the participants have a right to receive any increase in the value of shares above a threshold amount (i) upon a sale of the Company, (ii) following a listing on a recognized stock exchange, when the participant gives a specific notice to the EBT trustee and the Company in respect of the JSOP Shares; (iii) upon the expiry of 25 years from the date of the applicable trust deed; or (iv) upon the participant leaving employment with the Group when the market value of the JSOP Shares is less than the threshold amount. The events referenced in clauses (i)-(iv) above are collectively referred as “Trigger Events.”

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

April 13, 2018

On the date of a Trigger Event, the EBT trustee has an option to acquire the beneficial interest belonging to the participant. If the EBT trustee exercises this option, the EBT trustee will then either transfer shares of a value equal to, or pay cash to the participant in an amount equal to, the value of the option, calculated according to the terms of the JSOP. The Group does not have a present obligation to settle in cash and has no history of cash settling options. Therefore, the settlement of the transactions will be accounted for in accordance with the requirements applying to equity-settled share-based compensation transactions, as set forth in IFRS 2. On and from the date of any Trigger Event, and if and for so long as the EBT trustee has not exercised the option referred to above, the EBT trustee will use reasonable endeavors to sell the JSOP Shares and distribute the net proceeds of sale between the EBT trustee and the participant in the proportions calculated according to the terms of the JSOP.
At 30 June 2017, the EBT held 940,796 shares (2016: 870,696), of which 688,093 (2016: 688,093) are allocated to employee JSOPs. If the applicable employee leaves employment with the Group prior to the occurrence of a Trigger Event, the value of the shares is capped at such shares’ fair market value on the employee’s last day of employment and no payment is made until a Trigger Event occurs. The JSOPs expire 25 years following the applicable date of issue."

Note 36. Subsequent Events, page F-42

21.
You disclose that the $15.8 million of contingent consideration may be paid in the form of equity or cash depending on a number of conditions. Please disclose the timing and terms of payment and the conditions that determine whether such consideration will be in the form of cash or equity. In addition, disclose the terms and conditions for the $5.1 million of contingent consideration payable to certain continuing employees of Velocity Partners and the equity awards with respect to 6,000 Class A ordinary shares.

Response to Comment 21:
In response to the Staff’s comment, the Company proposes to revise the referenced disclosure in a subsequent amendment to the Amended Draft Registration Statement by deleting the last sentence of the third paragraph of Note 36 and inserting the following:
"With respect to the contingent consideration, the Company is obligated to issue a number of its ordinary shares upon expiration of the lock-up period following its initial public offering (“IPO”), with a potential additional cash payment based upon a pre-determined value of the the Company’s ordinary shares in comparison to its trading price following the IPO. However, if the Company does not complete an IPO by the first, second or third anniversaries of the completion of the acquisition, as applicable, on each such anniversary of the acquisition in which the IPO has not been completed, the Company is obligated to pay approximately one-third of the total contingent consideration amount in cash (with any remaining amount to be paid in ordinary shares once an IPO is completed).

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

April 13, 2018

In addition, in connection with the acquisition, the Group agreed to pay certain continuing employees of Velocity Partners up to $5.1 million in the form of equity or cash, depending on a number of conditions. On each anniversary of the closing of the acquisition through December 29, 2020, the Company is obligated to issue a fixed number of ordinary shares and/or make cash payments; provided that the first such issuance is due upon the expiration of the lock-up period with respect to the IPO if such expiration occurs prior to the first anniversary of the closing of the acquisition. Further, in connection with the acquisition, the Company issued to certain continuing employees of Velocity Partners equity awards with respect to 6,000 Class A ordinary shares, pursuant to the Company’s LTIP, which awards will vest over time subject to continued service to the Group by the applicable employee."

22.
Please provide us with a breakdown of all share-based compensation awards granted in 2018 through the date of effectiveness and the fair value of the underlying ordinary shares used to value such awards at the grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response to Comment 22:
The Company respectfully advises the Staff that the preparation of interim financial statements for periods within the 2018 fiscal year have not yet been completed. The Company will supplementally provide the requested information to the Staff once the preparation of the applicable interim financial statements has been completed, and in advance of filing a preliminary prospectus pursuant to Section 10(b) of the Securities Act of 1933, as amended.
Velocity Partners, LLC and Subsidiaries Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Foreign currency translation, page F-49

23.
We note that the operations of Velocity Partners Vnz, S.C.A. are reported in the Venezuelan Bolivar and the disclosure that re-measurement gains or losses would be immaterial to the consolidated financial statements as a whole. We further note that the re-measurement loss for the nine-months ended September 30, 2017 is disclosed on page F-58. Please tell us size of Velocity Partners Vnz, S.C.A. operations and the amount of the re-measurement gain/loss for the years ended December 31, 2015 and 2016.

Response to Comment 23:
The Company respectfully advises the Staff that Velocity Partners Vnz, S.C.A. (i) generated revenue of $6,979 and had a net loss of $38,035 for the year ended December 31, 2015, and had total assets of $61,756 as of December 31, 2015, (ii) generated revenue of $586,583 and had a net loss of $58,188 for the year ended December 31, 2016, and had total assets of $672,758 as of December 31, 2016 and

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

April 13, 2018

(iii) generated revenue of $1,400,249 and had a net loss of $449,863 for the nine months ended September 30, 2017, and had total assets of $919,009 as of September 30, 2017. Velocity Partners Vnz, S.C.A. had re-measurement gains of $52,000 and $146,054 for the years ended December 31, 2015 and 2016, respectively, which were not recorded as they were immaterial to the financial statements.
General

24.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 24:
The Company respectfully acknowledges the Staff’s comment and has supplementally provided to the Staff under separate cover all written communications that the Company or anyone authorized to act on the Company’s behalf have presented to potential investors in reliance on Section 5(d) of the Securities Act.

25.
Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response to Comment 25:
The Company respectfully advises the Staff that it will include such graphical materials or artwork in a subsequent amendment to the Amended Draft Registration Statement or otherwise supplementally provide the Staff with copies of such materials or artwork.

26.	Please disclose the source of the following assertions in your prospectus.

•	you are a leading next-generation technology services provider (pages 2, 57, 75 and 78); and

•	you are one of the leading employers of IT professionals (pages 5, 79 and 88).
Response to Comment 26:
The Company respectfully advises the Staff that the sources supporting the referenced assertions are disclosed on page 89 of the Amended Draft Registration Statement.
* * * *

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

April 13, 2018

Please direct any questions or comments concerning the Amended Draft Registration Statement or this response letter to either the undersigned at (617) 937-2357 or Richard Segal at (617) 937-2332.
Very truly yours,

Nicole Brookshire

cc:	Mark Thurston, Endava Limited
Graham Lee, Endava Limited
Richard Segal, Cooley LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM